UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **June 10, 2010**

BI-OPTIC VENTURES, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-49685**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1030 West Georgia St, #1518 **Vancouver, British Columbia, Canada**	**V6E 2Y3**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-2646

____
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

    99.1. Notice of Meeting and Record Date, dated 6/10/2010
    99.2. Notice of Meeting, dated 7/15/2010
    99.3. Information Circular, dated 7/15/2010
    99.4. Form of Proxy, dated 7/15/2010
    99.5. Voter Information Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 19, 2010   Bi-Optic Ventures Inc.
                               (Registrant)

/s/ Harry Chew

(Signature)
(Harry Chew, President/CEO/CFO/Director)

Exhibit 99.1



510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 10/06/2010

To: All Canadian Securities Regulatory Authorities

Subject: BI-OPTIC VENTURES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	15/07/2010
Record Date for Voting (if applicable) :	15/07/2010
Beneficial Ownership Determination Date :	15/07/2010
Meeting Date :	26/08/2010
Meeting Location (if available) :	1750-1185 West Georgia Street Vancouver, BC V6E 4E6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	088618103	CA0886181035

Sincerely,

**Computershare Trust Company of Canada /
Computershare Investor Services Inc.**

Agent for BI-OPTIC VENTURES INC.

BI-OPTIC VENTURES INC.
Suite 1518, 1030 West Georgia Street
Vancouver, British Columbia
V6E 2Y3

Tel.: (604) 689-2646

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the 2010 Annual General Meeting of the Shareholders of **Bi-Optic Ventures Inc.** (hereinafter called the "Company") will be held at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, on:

Thursday, August 26, 2010

at the hour of 10:00 o'clock in the forenoon (local time) for the following purposes:

1. to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended February 28, 2010**,** and the report of the Auditors thereon;

3. to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4. to determine the number of directors and to elect directors; and

5. to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 15th day of July, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

_____*"Harry Chew"*_____
President, CEO & CFO

Exhibit 99.3

BI-OPTIC VENTURES INC.

Suite 1518, 1030 West Georgia Street
Vancouver, British Columbia
V6E 2Y3
Tel.: (604) 689-2646

INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Bi-Optic Ventures Inc. (the "Company") for use at the annual meeting (the "Meeting") of the shareholders of the Company (the "Shareholders") to be held at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia on the 26th day of August, 2010 at 10:00 a.m. (local time) and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company ("Common Shares") pursuant to the requirements of National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer.* The cost of any such solicitation will be borne by the Company.

Unless otherwise stated, the information contained in this Information Circular is given as at July 15, 2010.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a shareholder of the Company who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A shareholder of the Company may revoke a proxy by depositing an instrument in writing, executed by him or her or his or her attorney authorized in writing:

1.   at the offices of the registrar and transfer agent of the Company, Proxy Dept., Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment of the Meeting at which the proxy is to be used;

2.   at the registered office of the Company, Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or

3.   with the chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.

In addition, a proxy may be revoked by the shareholder of the Company personally attending the Meeting and voting his or her shares.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Company's transfer agent as provided above; or**

(b)   more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Beneficial Holder and **returned to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. **In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or senior officer of the Company since the commencement of the Company's last completed financial year, or of any nominee for election as a director, or of any associate or affiliate of any of such persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares, without nominal or par value, of which as at the date hereof 20,512,235 common shares are issued and outstanding.

The holders of common shares of record at the close of business on the record date, set by the directors of the Company to be July 15, 2010, are entitled to vote such common shares at the Meeting on the basis of one vote for each common share held.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is one person present in person or by proxy.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 15th day of July, 2010 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Proxy Dept., Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at Suite 1518, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY'S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I. Financial Statements

The audited financial statements of the Company for the year ended February 28, 2010 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", shareholders will no longer automatically receive copies of financial statements unless a card *(in the form enclosed herewith)* has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at *www.sedar.com*.

II. Appointment of Auditors

Management proposes the appointment of Manning Elliott LLP as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott LLP as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder's proxy that the Shareholder's Common Shares are to be withheld from voting on the appointment of auditors.

III. Election of Directors

The board of directors of the Company (the "Board" or the "Board of Directors") currently consists of three (3) directors, all of whom are elected annually. The term of office for each of the present directors of the Company expires at the Meeting. All of the current directors of the Company will be standing for re-election. It is proposed that the number of directors for the ensuing year be fixed at three (3) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at three (3).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) or the Company's Articles.

It is the intention of the management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following information relating to the nominees for election to the Board of Directors is based on information received by the Company from said nominees.

Name, Present Office Held and Residency	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular	Principal Occupation and if not at present an elected director, occupation during the past five (5) years
Harry Chew(1) President, Chief Executive Officer, Chief Financial Officer and a Director British Columbia, Canada	February 19, 1999	1,045,250 (direct) 615,834(2) (indirect)	Certified General Accountant, Self-employed, Myntek Management Services Inc.
Sonny Chew(1) Director British Columbia, Canada	July 11, 2000	102,000 (direct)	Self-employed, Wynson Management Services Ltd.
Dr. Terrance G. Owen(1) Director British Columbia, Canada	September 7, 2006	Nil	President, CEO and Director, of ALDA Pharmaceuticals Corp. from 2002 to present; CEO of Orchid Cellmark (formerly Helix BioPharma and Helix Biotech Ltd.) 1980 to 2002.

(1) Member or proposed member of the audit committee.
(2) Of these shares, 315,384 shares are held indirectly through Pacific Paragon Investment Fund Ltd., a private company owned by the wife of Mr. Harry Chew (as to 45%) and by arms' length parties (as to 55%), and 300,000 shares are held indirectly through Pacific Paragon Capital Group Ltd., a private company owned by Harry Chew (as to 75%) and Sonny Chew (as to 25%).

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)   was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)   was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)   within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

(For the financial year ended February 28, 2010)

For purposes of this Information Circular, "named executive officer" of the Company means an individual who, at any time during the year, was:

(a)   the Company's chief executive officer ("CEO");

(b)   the Company's chief financial officer ("CFO");

(c)   each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and

(d)   each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

(each a "Named Executive Officer").

Based on the foregoing definition, during the last completed financial year of the Company, there was one (1) Named Executive Officer, namely, its President, Chief Executive Officer and Chief Financial Officer, Harry Chew.

Compensation Discussion and Analysis

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on Board discussion.

The Company's executive compensation program has three principal components: base salary, incentive bonus plan and stock options.

Base salaries for all employees of the Company are established for each position through comparative salary surveys of similar type and size companies. Both individual and corporate performances are also taken into account.

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for executive officers and employees. No bonuses were paid to executive officers and employees during the most recently completed financial year.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its executive officers based upon the recommendation of the Board of Directors, which recommendation is based upon the Board's review of a proposal from the Chief Executive Officer. Previous grants of incentive stock options are taken into account when considering new grants.

Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company's Board of Directors.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers for the Company's most recently completed financial year:

Name and Principal Position	Year Ended Feb. 28	Salary ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation
					Annual Incentive Plans	Long-term Incentive Plans			
Harry Chew President, CEO & CFO	2009	Nil	Nil	Nil	Nil	Nil	Nil	$60,000(2)	$60,000

(1) The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company's shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2) Consisting of management consulting fees of $30,000 paid to a company owned as to 50% by Harry Chew, and a further $30,000 for rent and administrative services paid to another company owned as to 75% by Harry Chew and 25% by Sonny Chew.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the Named Executive Officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year:

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)
Harry Chew	Nil	Nil	N/A	Nil

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to Named Executive Officers during the most recently completed financial year. The aggregate value of the option based awards vested during the year is based on the difference between the Company share price on the vesting day of any options that vested during 2010 and the exercise price of the options:

Name	Option-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value earned During the Year ($)
Harry Chew	Nil	Nil

Termination and Change of Control Benefits

There are no management or consulting agreements with any directors or officers of the Company, and no arrangements for termination or change of control benefits.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who are also Named Executive Officers, for the Company's most recently completed financial year:

Name	Fees Earned	Option-based Awards(1) ($)	All Other Compensation ($)	Total ($)
Sonny Chew	Nil	Nil	$24,000(2)	Nil
Dr. Terrance G. Owen	Nil	Nil	Nil	Nil

(1) The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company's shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2) Professional financial and accounting consulting fees paid to a company controlled by Sonny Chew.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the directors of the Company, not including those directors who are also Named Executive Officers, to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year:

Name	Option-based Awards -Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)
Sonny Chew	Nil	Nil	N/A	Nil
Dr. Terrance G. Owen	Nil	Nil	N/A	Nil

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards and non-equity incentive plan compensation paid to the directors of the Company, not including those directors who are also Named Executive Officers, during the financial year ended February 28, 2010. The aggregate value of the option based awards vested during the year is based on the difference between the Company share price on the vesting day of any options that vested during 2010 and the exercise price of the options:

Name	Option-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Sonny Chew	Nil	Nil
Dr. Terrance G. Owen	Nil	Nil

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information pertaining to the Company's equity compensation plan as at the end of the most recently completed financial year:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil	Nil	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are substantially performed by the Company's directors and executive officers. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

The Board is comprised of three (3) directors, of whom each of Dr. Terrance G. Owen and Sonny Chew are independent for the purposes of NI 58-101. Harry Chew is not independent since he serves as the President, Chief Executive Officer and Chief Financial Officer of the Company.

Directorships

Certain of the directors and proposed directors are also directors of other reporting issuers, as follows:

Name	Other Reporting Issuers
Harry Chew	Pacific Paradym Energy Inc. Taipan Resources Inc. Cricket Resources Inc.
Dr. Terrance G. Owen	ALDA Pharmaceuticals Inc.
Sonny Chew	Pacific Paradym Energy Inc. Taipan Resources Inc. Cricket Resources Inc.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company's offices and, from time to time, are combined with presentations by the Company's management to give the directors additional insight into the Company's business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board of Directors is responsible for determining compensation for the directors and officers of the Company to ensure it reflects the responsibilities and risks of a public company.

Other Board Committees

The Board has no other committees, other than the Audit Committee.

Assessments

Due to the minimal size of the Company's Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees ("NI 52-110") reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee's Charter, composition of the Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.   **Purpose of the Committee**

1.1   The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.   **Members of the Audit Committee**

2.1   At least one member must be "financially literate" as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2   The Audit Committee shall consist of no less than three Directors.

2.3   At least one member of the Audit Committee must be "independent" as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.   Relationship with External Auditors

3.1   The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2   The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3   The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4   The Audit Committee will have direct communications access at all times with the external auditors.

4.   Non-Audit Services

4.1   The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2   Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)   acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)   performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.   Appointment of Auditors

5.1   The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2   The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.   Evaluation of Auditors

6.1   The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.   Remuneration of the Auditors

7.1   The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2   The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.   Termination of the Auditors

8.1   The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.   Funding of Auditing and Consulting Services

9.1   Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.   Role and Responsibilities of the Internal Auditor

10.1   At this time, due to the Company's size and limited financial resources, the Company's Chief Executive Officer and Chief Financial Officer are responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.   Oversight of Internal Controls

11.1   The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.   Continuous Disclosure Requirements

12.1   At this time, due to the Company's size and limited financial resources, the Company's Chief Executive Officer and Chief Financial Officer are responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.   Other Auditing Matters

13.1   The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2   The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.   Annual Review

14.1   The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.   Independent Advisers

15.1   The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Harry Chew	Not Independent(1)	Financially literate(2)
Sonny Chew	Independent(1)	Financially literate(2)
Dr. Terrance G. Owen	Independent(1)	Financially literate(2)

(1)   A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2)   An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

__Harry Chew__: Mr. Chew is President of Myntek Management Services Inc., a management and consulting company. Mr. Chew is also President of Pacific Paragon Capital Group Ltd. Mr. Chew has a Bachelor of Business Administration degree from Simon Fraser University, B.C. He also is a member of the Certified General Accountants Institute of British Columbia. Mr. Chew has been a director or officer of numerous other public companies, and is currently a director or officer of 3 other public companies.

__Dr. Terrance G. Owen__: Dr. Owen is President and CEO of Alda Pharmaceuticals Corp., a publicly listed issuer which develops, manufactures and markets a family of proprietary infection control products based on its patent pending $T^3 6^{\circledR}$ technology. Dr. Owen obtained a Bachelor of Science (with honours) in Biology from the University of Victoria in 1968, a Masters degree in Biology from the University of New Brunswick in 1970, a Ph.D. in Zoology from the University of British Columbia in 1974 and a Masters in Business Administration from Simon Fraser University, British Columbia in 1991. From December, 1980, until April, 2002, Dr. Owen was the President of Helix Biotech, a biotechnology laboratory providing DNA identity testing services for paternity, immigration and forensic cases. Dr. Owen has been a director or officer of numerous other public companies.

__Sonny Chew__: Mr. Chew is President of Wynson Management Services Ltd., an accounting and consulting company. Mr. Chew is also Director of Adminstration and Finance of Pacific Paragon Capital Group Ltd. Mr. Chew has a Bachelor of Arts Degree in Economics from Simon Fraser University and has over 17 years experience in providing accounting and related services to public issuers. He is currently a director or officer of 3 other public companies.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two financial years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending February	Audit Fees	Audit Related Fees	Tax Fees(1)	All other Fees
2010	$8,000	Nil	$500	Nil
2009	$8,000	Nil	$300	Nil

(1) Preparation of tax returns.

Exemption

The Company is a "venture issuer" as defined in NI 52-110 and is relying on Section 6.1 of NI 52-110 relating to Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*).

ADDITIONAL INFORMATION

Financial information is provided in the Company's audited annual financial statements and accompanying management's discussion and analysis ("MD&A") for the year ended February 28, 2010. The 2009 audited financial statements and MD&A are available to the public on the SEDAR website at *www.sedar.com.*

Under National Instrument 51-102 – *Continuous Disclosure Obligations*, any person or company who wishes to receive interim financial statements from the Company may deliver a written request for such material to the Company or the Company's agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Company's registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Additional information relating to the Company is available on SEDAR at *www.sedar.com* or may be obtained by contacting the Company at Suite 1518, 1030 West Georgia Street, Vancouver, British Columbia or by telephone at (604) 689-2646 to request copies of the Company's financial statements and related MD&A.

GENERAL

Unless otherwise specified, all matters referred to herein for approval by the Shareholders require a simply majority of the Shareholders voting, in person or by proxy, at the Meeting.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

DATED at Vancouver, British Columbia as of the 15th day of July, 2010.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
BI-OPTIC VENTURES INC.

"Harry Chew"
Harry Chew,
President, CEO & CFO

Exhibit 99.4

BI-OPTIC VENTURES INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on August 26, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Pacific Time, on August 24, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote Using the Telephone**

 **To Vote Using the Internet**

- Call the number listed BELOW from a touch tone telephone.

- Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

 

Appointment of Proxyholder

I/We, being holder(s) of Bi-Optic Ventures Inc. hereby appoint: Harry Chew, President, CEO and CFO of the Company, or failing him, Sonny Chew, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Bi-Optic Ventures Inc. to be held at Suite 1750 - 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, on August 26, 2010 at 10:00 AM Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	
1. Number of Directors To set the number of Directors at three (3).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Harry Chew	☐	☐	02. Sonny Chew	☐	☐	03. Dr. Terrance G. Owen	☐	☐

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	For	Withhold
3. Appointment of Auditors Appointment of Manning Elliott LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	
4. Proxyholder Authority To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matters which may properly come before the Meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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Exhibit 99.5

BI-OPTIC VENTURES INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on August 26, 2010

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 10:00 am, Pacific Time, on August 24, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

 **To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER




Appointee(s)

Management Appointees are: Harry Chew, President, CEO and CFO of the Company, or failing him, Sonny Chew, a Director of the Company,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Bi-Optic Ventures Inc. to be held at Suite 1750 - 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, on August 26, 2010 at 10:00 AM Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY `HIGHLIGHTED TEXT` OVER THE BOXES.

For

1. Number of Directors
To set the number of Directors at three (3).

☐ ☐

2. Election of Directors

	For	Withhold		**For**	Withhold		**For**	Withhold
01. Harry Chew	☐	☐	02. Sonny Chew	☐	☐	03. Dr. Terrance G. Owen	☐	☐

For

3. Appointment of Auditors
Appointment of Manning Elliott LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

☐ ☐

For

4. Proxyholder Authority
To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matters which may properly come before the Meeting.

☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.



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